April 7, 2009
VIA EDGAR AND FACSIMILE
Daniel F. Duchovny, Esq.
Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
Re:	Mellanox Technologies, Ltd. Schedule TO-I File No. 005-83178
140 Scott Drive
Menlo Park, California 94025
Tel: +1.650.328.4600 Fax: +1.650.463.2600
www.lw.com
FIRM / AFFILIATE OFFICES

Abu Dhabi	Munich
Barcelona	New Jersey
Brussels	New York
Chicago	Northern Virginia
Doha	Orange County
Dubai	Paris
Frankfurt	Rome
Hamburg	San Diego
Hong Kong	San Francisco
London	Shanghai
Los Angeles	Silicon Valley
Madrid	Singapore
Milan	Tokyo
Moscow	Washington, D.C.

Dear Mr. Duchovny,
     On behalf of Mellanox Technologies, Ltd. (“Mellanox” or the “Company”), we confirm receipt of the letter dated April 6, 2009 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Schedule TO-I, as amended (the “Schedule TO”). We are responding to the Staff’s comment on behalf of Mellanox, as set forth below. The Staff’s comment is set forth below in bold and corresponds to the comment in the Staff’s letter. Mellanox’s response follows the Staff’s comment.
Amended Offer to Exchange
1.	We reissue comment 1. Please provide us an analysis of your compliance with Rule 13e-4(e) by reference to the provisions of the rule and not solely by including conclusory and factual statements. Additionally, tell us whether you sent an email to your employees alerting them to the offer on the date of commencement.
     Rule 13e-4(e) states, “An issuer tender offer will be deemed to be published, sent or given to security holders if the issuer or affiliate making the issuer tender offer complies fully with one or more of the methods described in this section.” Subsection (2) continues, “For tender offers in which the consideration consists solely or partially of securities registered under the Securities Act of 1933, a registration statement containing all of the required information, including pricing information, has been filed and a preliminary prospectus or a prospectus that meets the requirements of Section 10(a) of the Securities Act (15 U.S.C. 77h(a)), including a letter of transmittal, is delivered to security holders.”

April 7, 2009

     Consideration consists solely or partially of securities registered under the Securities Act of 1933
     As described in the offering documents, Mellanox is offering its eligible employees and contractors the opportunity to exchange certain outstanding options to purchase ordinary shares solely in consideration for replacement options, which will be granted pursuant to the Mellanox Technologies, Ltd. Global Share Incentive Plan (2006) (the “Plan”). All shares subject to the Plan have been registered under registration statements on Form S-8 filed with the Commission on March 13, 2009, July 9, 2008 and February 9, 2007 (the “Registration Statements”). As such, the consideration in the subject offering consists solely of securities previously registered under the Securities Act of 1933, thus establishing the applicability of Rule 13e-4(e)(2).
A registration statement containing all of the required information, including pricing information, has been filed
     The first prong of Rule 13e-4(e)(2) requires that a registration statement containing all of the required information, including pricing information, has been filed. The shares subject to the Plan have been previously registered under the Registration Statements with all requisite information, thus establishing the first prong under Rule 13e-4(e)(2).
A preliminary prospectus or a prospectus that meets the requirements of Section 10(a) of the Securities Act (15 U.S.C. 77h(a)), including a letter of transmittal, is delivered to security holders
     The second prong of Rule 13e-4(e)(2) requires that a preliminary prospectus or a prospectus that meets the requirements of Section 10(a) of the Securities Act, including a letter of transmittal, be delivered to security holders. To satisfy the requirements of this second prong, Mellanox has delivered the offering documents, including a transmittal letter (in the form filed as Exhibit (a)(1)(iii) to the Schedule TO) to all eligible employees and contractors via electronic mail (including hyperlinks to the offering documents) on the date of commencement of the offering. The delivery of these documents complies with the electronic delivery requirements outlined by the Commission in its Release No. 33-7233.
     Principles of electronic delivery
     In Release No. 33-7233, the Commission stated, “The Commission would view information distributed through electronic means as satisfying the delivery or transmission requirements of the federal securities laws if such distribution results in the delivery to the intended recipients of substantially equivalent information as these recipients would have had if the information were delivered to them in paper form.”1 The Commission outlined three

[1]	Use of Electronic Media, Securities Act Release No. 33-7233 (Oct. 6, 1995). Securities Act Release No. 33-7233 was followed by Securities Act Release No. 33-7288 (May 15, 1996) and Securities Act Release No. 33-7856 (May 4, 2000). In the most recent Securities Act Release No. 33-7856, the Commission stated “that the framework for

April 7, 2009

principles for proper electronic delivery: (A) notice, (B) access and (C) evidence to show delivery.
     (A) Notice
     Proper notice, as described in Release No. 33-7233, would require the electronic communication to provide “timely and adequate notice to investors that information for them is available...”2 All eligible participants must be current employees or contractors of Mellanox. On the commencement date of the offering, Mellanox sent e-mails (in the form attached as Exhibit (a)(1)(iii) to Schedule TO) to all eligible employees and contractors, which included a general overview of the offering and hyperlinks to the offering documents located on the Company’s intranet website.3 E-mail is an important means of communication at Mellanox and, as such, Mellanox provides its employees and contractors with Company e-mail accounts and access to the Company’s intranet site. As a primary means of communication, employees and contractors regularly check and read their Company e-mails in the ordinary course of performing their duties. As such, the e-mail correspondence sent to eligible employees and contractors at their Company e-mail addresses provides timely and adequate notice to investors that information for them is available. Indeed, given the large number of eligible option holders (approximately 270), dissemination by corporate e-mail at Mellanox provides notice that is at least as timely and adequate as paper delivery of documents.
     (B) Access
     The second principle of proper electronic delivery is “access.” Release No. 33-7233 requires recipients of electronic communications to have access to the electronic media that is comparable to that of paper documents such that a recipient should have the opportunity to retain the information or have ongoing access equivalent to personal retention.4 As elaborated above, Mellanox provides its employees and contractors with access to email and the Company’s intranet so that employees and contractors are able to check their emails and reference information made available on the Company’s intranet website on a routine and regular basis. As such, all eligible employees and contractors have access to the e-mail correspondence sent by electronic delivery established in [the prior] releases continues to work well in today’s technological environment. Issuers and market intermediaries therefore must continue to assess their compliance with legal requirements in terms of the three areas identified in the releases — notice, access and evidence of delivery.” See, Securities Act Release No. 33-7856.

[2]	Securities Act Release No. 33-7233.

[3]	Securities Act Release No. 33-7233 provides that “[i]f the document is provided on an Internet Web site, however, separate notice would be necessary to satisfy the delivery requirements unless the issuer can otherwise evidence that delivery to the investor has been satisfied or the document is not required to be delivered under the federal securities laws.” Securities Act Release No. 33-7233.

[4]	Securities Act Release No. 33-7233.

April 7, 2009

Mellanox at the commencement of the offering and the related offering documents posted to the Company’s intranet website and linked to in the e-mail correspondence. Upon following the hyperlink provided in the original e-mail correspondence, eligible employees and contractors can log into the Company’s intranet and review the offering documents. In addition, eligible employees and contractors may print the offering documents for personal retention or if they prefer paper documents to review and submit. Alternatively, as detailed in the offering documents, eligible employees and contractors have the option to request (and the Company will provide) paper versions of the offering documents. Moreover, as provided in Release No. 33-7233, the offer documents will be accessible to eligible option holders on-line for as long as the delivery requirements of the federal securities laws apply.5 Because Mellanox provides its employees and contractors with e-mail and intranet access and participants have the option to print or request paper copies of the offering documents, Mellanox believes it has provided adequate access to the offering documents.
     (C) Evidence to show delivery
     The third principle of proper electronic delivery is that there is a reasonable assurance that the delivery requirement has been satisfied. Release No. 33-7233 provides examples of procedures evidencing satisfaction of the delivery requirements, which include (a) obtaining evidence that an investor actually received the information, for example, by electronic mail return-receipt or confirmation of accessing, downloading, or printing, (b) an investor’s accessing a document with hyperlinking to a required document, and (c) using forms or other material only available by accessing the information.6 As previously outlined, corporate e-mail communications and access to the Company’s intranet are routine and regular matters for Mellanox and its employees and contractors. The delivery of internal e-mails, such as those sent on the commencement date of the offering announcing the exchange offer, can be monitored and confirmed by the Company. Employees and contractors use the Company’s e-mail in the ordinary course of performing their duties and ordinarily are expected to log on to e-mail routinely to receive mail and other communications. In addition, review of the offering documents and submission of elections on the Company’s intranet site require an employee or contractor to sign-in using a unique identification number and password. As such, Mellanox is able to individually monitor the access of information by eligible employees and contractors as they view the offering documents and/or submit their elections. Given the nature of internal e-mails and the ability to track and confirm access to documents, there is reasonable assurance that the delivery requirement has been satisfied.
     For these reasons and those outlined above, Mellanox believes that it has fully complied with the electronic dissemination requirements outlined in Release No. 33-7223 and the general dissemination requirements of Rule 13e-4(e)(2).
     We also note for the Staff that the procedures taken by Mellanox to disseminate the offering documents are similar to those described in Example 1 of the Securities Act Release No.

[5]	Securities Act Release No. 33-7233.

[6]	Securities Act Release No. 33-7233.

April 7, 2009

33-7288 (the “Example”).7 In the Example, the company uses its e-mail system to disseminate documents required under the Exchange Act to employees that use the company’s e-mail in the ordinary course of performing their duties as employees. In addition, the Example employees ordinarily are expected to log-on to e-mail routinely to receive mail and communications, and those who do not log-on have alternative means of receiving e-mail messages, such as having them sent to secretaries or co-workers who then deliver them to the employee. The Example’s e-mail notice includes the actual documents or announces the availability of the documents and provides information as to how to access the documents through the local area network and also states that paper versions of the documents are available upon request. Similarly, Mellanox has sent e-mail correspondence (in the form of Exhibit (a)(1)(iii) attached to the Schedule TO) to all eligible employees and contractors on the commencement date of the offer advising them of the exchange offer and directing them to the Company’s intranet to review or print offering documents. Mellanox’s e-mail correspondence and the offering documents also clearly provide instructions on requesting paper versions of the offering documents. As in the example, Mellanox’s employees and contractors use Company e-mail in the ordinary course of performing their duties and are expected to check and read e-mails and communications routinely. In addition, Mellanox’s employees and contractors have alternative means of receiving e-mail communications similar to those described in the Example. The Commission noted that the dissemination procedures in the Example satisfied the delivery obligations with respect to the company’s employees. Because Mellanox’s procedures are analogous to those in the Example, we believe Mellanox has likewise satisfied its delivery obligations under Rule 13e-4(e)(2).
     In addition, the Staff has requested that we advise you whether the Company sent an email to eligible employees and contractors alerting them to the offer on the date of commencement. Please be advised that, on the commencement date of the offer, Mellanox sent e-mails (in the form attached as Exhibit (a)(1)(iii) to Schedule TO-I) to all eligible employees and contractors alerting them to the offer. Furthermore, Mellanox sent follow-up emails (in the form attached as Exhibit (a)(1)(xii) to Amendment No. 2 to Schedule TO-I) to all eligible employees and contractors on April 2, 2009 regarding updates to the offering.
     We very much appreciate the Staff’s review of this filing. The Company anticipates completing the offer to exchange described in Schedule TO on the final day that participants can tender their options, which is scheduled for April 22, 2009. We therefore respectfully request that if the Staff has any additional questions or comments, please direct them as soon as possible to the undersigned at (650) 463-2677 or Mark Roeder, Esq. of this firm at (650) 463-3043.
Very truly yours,
/s/ Kathleen M. Wells
Kathleen M. Wells, Esq.
of Latham & Watkins LLP

[7]	See, Securities Act Release No. 33-7288.

April 7, 2009

cc:	Michael Gray, Mellanox Technologies, Ltd. Matthew Gloss, Esq., Mellanox Technologies, Ltd. Alan C. Mendelson, Esq., Latham & Watkins LLP Mark Roeder, Esq., Latham & Watkins LLP